UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2009

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 000-19483

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SWS GROUP 401(K) PROFIT SHARING PLAN

B.	Name of issuer of these securities held pursuant to the plan and the address of its principal executive office:

SWS GROUP, INC.

1201 Elm Street, Suite 3500

Dallas, Texas 75270

SWS GROUP 401(K) PROFIT SHARING PLAN

Index

Item 4- Audited financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

EXHIBIT (filed herewith)

23.1	Consent of Independent Registered Public Accounting Firm

Note: Other schedules required by Section 2520-103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Trustees and Investment Committee Members of

SWS Group 401(k) Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of SWS Group 401(k) Profit Sharing Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of SWS Group 401(k) Profit Sharing Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Dallas, Texas

June 24, 2010

SWS Group

401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	December 31, 2009	December 31, 2008
Assets:
Investments, at fair value (Notes 5 and 6):
Common stock	$19,695,508	$12,535,660
Employer stock	4,594,325	6,111,610
Money market funds	18,239,036	13,321,026
Government securities	980,327	1,031,865
Mutual funds	47,546,978	26,290,291
Collective trusts	7,915,579	3,946,421
Corporate bonds and debentures	415,123	188,008
Preferred stock	186,581	109,898
Unit investment trusts	1,529,809	803,599
Limited partnerships	148,851	214,146
Other assets	214	6,994
Loans to participants	4,558,940	3,683,338

Total investments	105,811,271	68,242,856

Receivables:
Employer contributions	80,220	503,223
Employee contributions	122,795	103,496
Other	24,479	16,686

Total receivables	227,494	623,405

Cash	91,388	86,021

Net assets available for benefits	$106,130,153	$68,952,282

The accompanying notes are an integral part of this financial statement.

SWS Group

401(k) Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

For the year ended December 31, 2009

December 31, 2009
Additions to net assets attributed to:
Investment income (Note 5):
Net appreciation in fair value of investments	$15,785,661
Interest and dividends	1,157,720

Net investment income	16,943,381

Contributions:
Employer	4,542,952
Participant	7,647,525
Participant rollovers from other plans	902,917
Transfers from other plans	16,148,410

Total contributions	29,241,804

Deductions from net assets attributed to:
Benefits paid to participants	(8,917,700)
Corrective distributions	(14,814)
Administrative expenses	(74,800)

Total deductions	(9,007,314)

Net increase	37,177,871

Net assets available for benefits, beginning of year	68,952,282

Net assets available for benefits, end of year	$106,130,153

The accompanying notes are an integral part of this financial statement.

SWS Group

401(k) Profit Sharing Plan

Notes to Financial Statements

As of December 31, 2009

1.	Plan Description

The SWS Group 401(k) Profit Sharing Plan (the “Plan”) is a defined contribution plan covering all employees of companies affiliated with SWS Group, Inc. (the “Company” or “Employer”) who meet the eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

2.	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

(b)	Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Risks and Uncertainties

The Plan provides for various investment options. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

(d)	Administration

The Plan is administered by a Trustee Committee appointed by the Company’s Board of Directors. The Trustees of the Plan are Charles Schwab Trust Company and, until November 2009, Westwood Trust Company. Certain expenses of the Plan are charged directly to participant accounts. The Plan pays for all administrative expenses unless otherwise paid by the Company at the Company’s sole discretion. In 2009, all administrative expenses were paid by the Plan.

(e)	Investments and Investment Income

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note 5 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned and dividends are recorded on the ex-dividend date.

The Plan presents the net change in fair value of investments, which consists of realized gains and losses, unrealized appreciation (depreciation) and any income or capital gain distributions, in the accompanying Statement of Changes in Net Assets Available for Benefits.

SWS Group

401(k) Profit Sharing Plan

Notes to Financial Statements

As of December 31, 2009

(f)	Plan Benefits

The vested portion of the accrued benefit of a participant upon termination or retirement is his or her Plan benefit. Normal retirement age as elected by the Company is 55. Several options for payment are available and all require the agreement of the participant. Benefits are recorded by the Plan when paid.

(g)	Loans to Participants

Loans to participants are carried at the original loan balance plus accrued interest, less principal repayments, which approximates fair value.

(h)	Accounting Pronouncements

In April 2009, the Financial Accounting Standards Board (“FASB”) issued additional guidance for determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not considered orderly. The additional guidance was effective for reporting periods ending after June 15, 2009. The adoption of this provision had no material impact to the Plan’s net assets available for benefits or change in net assets available for benefits.

In June 2009, the FASB issued new codification standards which represent accounting principles generally accepted in the United States of America (“GAAP”) recognized by the FASB to be applied by non-governmental entities. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of GAAP for SEC registrants. The codification supersedes all non-SEC accounting and reporting standards which existed prior to the codification. All other non-grandfathered, non-SEC accounting literature not included in the codification is non-authoritative. The adoption of the new codification standard did not have a material impact on the Plan’s financial statements or processes.

In September 2009, the FASB issued new guidance which amends existing guidance concerning fair value measurements and disclosures for investments in certain entities that calculate net asset value (“NAV”) per share or an equivalent measure. The new guidance codifies a practical expedient to measure the fair value of those investments based on the investee’s NAV per share if the underlyings of the investee’s investment in the entity calculating NAV are valued on a GAAP fair value basis. Additionally, if the investee’s investment in an entity which calculates NAV per share can be liquidated immediately or in a reasonable time period (typically one year from the measurement date), then the investment is typically considered a level 2 investment in the fair value hierarchy. If the investment can never be liquidated for NAV, then the investment is considered a level 3 investment in the fair value hierarchy. Investments which may or may not be liquidated at NAV in the near term require judgment. The Plan has adopted the provisions of this new guidance in the current financial statements. The new guidance is not retroactive and has no impact on prior year amounts.

In January 2010, the FASB issued guidance which expanded the required disclosures about fair value measurements. In particular, this guidance requires (i) separate disclosure of the amounts of significant transfers in and out of level 1 and level 2 fair value measurements along with the reasons for such transfers, (ii) information about purchases, sales, issuance and settlements to be presented separately in the reconciliation for level 3 fair value measurements, (iii) fair value measurement disclosures for each class of assets and liabilities

SWS Group

401(k) Profit Sharing Plan

Notes to Financial Statements

As of December 31, 2009

and (iv) disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for fair value measurements that fall in either level 2 or level 3. This guidance is effective for fiscal years beginning after December 15, 2010. The Plan is assessing the impact of this new guidance on its financial statements and processes.

3.	Contributions

(a)	Employer

The Company contributes a matching contribution equal to 100% of the participant’s salary reduction amount not in excess of 4% of compensation. The Board of Directors of the Company determines the amount of discretionary Employer contributions to the Plan each year. The discretionary contribution is allocated to each participant in the ratio of each participant’s covered compensation to the total covered compensation of all participants subject to maximum limits on annual additions and compensation as required by the Internal Revenue Code. A discretionary Employer contribution in the amount of $0 and $439,330 was made to the Plan for the years ended December 31, 2009 and 2008, respectively.

The carrying amount of the Employer contributions receivable approximates fair value at December 31, 2009 due to the short term nature of the account.

(b)	Participant Contributions

For the years ended December 31, 2009 and 2008, the maximum participant contribution of pre-tax annual compensation, as defined by the Plan, was 50% (subject to the limit described below). Participants may also contribute rollovers of distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Participant contributions were limited to $16,500 and $15,500 during the 2009 and 2008 Plan years, respectively. Catch up contributions are allowed for participants age 50 or older. In 2009 and 2008, the limit for catch up contributions was $5,500 and $5,000, respectively.

(c)	Forfeitures

At December 31, 2009 and 2008, forfeited nonvested accounts totaled $179,473 and $123,419, respectively. These amounts are used to reduce future Employer contributions. During 2009, Employer contributions were reduced by $42,134 from forfeited nonvested accounts.

(d)	Transfers to the Plan

Effective January 2, 2009, the M.L. Stern & Co., LLC 401(k) Plan (“ML Stern Plan”) was merged into the Plan. Assets totaling $16,148,410 from the ML Stern Plan were transferred into the Plan during 2009.

4.	Eligibility and Vesting

(a)	Eligibility

Employees of the Company can participate in the Plan provided they are 18 years of age or older.

SWS Group

401(k) Profit Sharing Plan

Notes to Financial Statements

As of December 31, 2009

(b)	Vesting

Participant contributions and Employer matching contributions are immediately vested. Employees who satisfy the eligibility criteria, work a minimum of 1,000 hours a year and are employed on the last day of the calendar year qualify for a year of service and vest in the discretionary Employer contribution as follows:

Years of service	Percentage vested

Less than 2	0%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 years	100%

5.	Investments and Investment Income

All investments are held by Charles Schwab Trust Company except for $664,895 at December 31, 2008 in investments which were held by Westwood Trust Company. Westwood Trust Company did not hold any investments at December 31, 2009. The Company maintains a participant-directed plan with separate, segregated accounts and each participant’s income or loss, including market fluctuations, is applied directly to the participant’s account.

Investments greater than 5% of net assets available for benefits at December 31, 2009 and 2008 are as follows:

	2009		2008

Schwab Value Advantage Fund	$10,272,445		$6,722,182
Schwab Money Market Fund	7,070,806		5,594,608
Employer stock	4,594,325	*	6,111,610
Loans to participants	4,558,940	*	3,683,338
Growth Fund of America	8,086,675		4,765,957
Thornburg International Value I Fund	6,304,932		3,197,897	*
PIMCO Total Return Class D Fund	8,342,340		3,659,430

*	Less than 5% of assets in year noted

SWS Group

401(k) Profit Sharing Plan

Notes to Financial Statements

As of December 31, 2009

During the year ended December 31, 2009, the Plan’s investments, including those bought, sold and held during the year, appreciated (depreciated) in value as follows:

2009

Common stock	$5,830,060
Employer stock	(1,947,305)
Money market funds	17,764
Government securities	(305)
Mutual funds	9,848,323
Collective trusts	1,636,446
Corporate bonds and debentures	18,620
Preferred stock	75,913
Unit investment trusts	200,600
Limited partnerships	105,545

Net appreciation in fair value of investments	$15,785,661

FASB Accounting Standards Codification (“ASC”) 820, “Fair Value Measurements and Disclosures,” provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

SWS Group

401(k) Profit Sharing Plan

Notes to Financial Statements

As of December 31, 2009

The following is a description of the valuation techniques used for assets measured at fair value as well as the general classification of such instruments pursuant to the valuation hierarchy. There have been no changes in the methodologies used at December 31, 2009 and 2008.

Securities classified as level 1 primarily consist of financial instruments whose value is based on quoted market prices which include common, preferred and employer stock, unit investment trusts, limited partnerships and other assets.

Securities classified as level 2 include financial instruments that are valued using models or other valuation methodologies. These models are primarily industry standard models that consider various assumptions, including time value, yield curve, volatility factors, current market and contractual prices for the underlying financial instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Financial instruments included in level 2 of the hierarchy are certain employer stock balances, money market funds, government securities, mutual funds, collective trusts and corporate bonds and debentures. Certain employer stock balances, money market funds and mutual funds are valued at the NAV of shares held by the Plan at year end and collective trusts are valued based on their NAV as obtained from audited financial statements prepared on a fair value basis in accordance with GAAP, which represents fair value. Government securities and corporate bonds and debentures are valued primarily using industry standard models utilizing assumptions which are observable in the marketplace, which represents fair value.

Securities classified as level 3 securities are securities whose fair value is estimated based on internally developed models or methodologies, including discounted cash flow, utilizing significant inputs that are generally less readily observable. Included in this category are loans to participants and certain common stocks.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

SWS Group

401(k) Profit Sharing Plan

Notes to Financial Statements

As of December 31, 2009

The following table sets forth, by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009:

Assets at Fair Value as of December 31, 2009

	Level 1	Level 2	Level 3	Total

Common stock	$19,595,525	$—	$99,983	$19,695,508
Employer stock	1,357,556	3,236,769	—	4,594,325
Money market funds	—	18,239,036	—	18,239,036
Government securities	—	980,327	—	980,327
Mutual funds	—	47,546,978	—	47,546,978
Collective trusts	—	7,915,579	—	7,915,579
Corporate bonds and debentures	—	415,123	—	415,123
Preferred stock	186,581	—	—	186,581
Unit investment trusts	1,529,809	—	—	1,529,809
Limited partnerships	148,851	—	—	148,851
Other assets	214	—	—	214
Loans to participants	—	—	4,558,940	4,558,940

Total assets at fair value	$22,818,536	$78,333,812	$4,658,923	$105,811,271

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2009.

Level 3 Assets

Year Ended December 31, 2009

	Common stock	Participant loans	Total

Balance, beginning of year	$—	$3,683,338	$3,683,338
Transfers into level 3	99,983	—	99,983
Purchases, sales, issuances and settlements (net)	—	875,602	875,602
			—

Balance, end of year	$99,983	$4,558,940	$4,658,923

Due to the nature of the accounts, there was no effect on net appreciation (depreciation) in fair value, related to level 3 investments.

6.	Loans to Participants

Loans have been granted to participants in accordance with the provisions of the Plan. Loans are secured by the participant’s account balance and are limited to a maximum term of five years except

SWS Group

401(k) Profit Sharing Plan

Notes to Financial Statements

As of December 31, 2009

when the loan is used to acquire the principal residence of the participant, in which case the maximum term is 15 years. Loan amounts are limited to the lesser of 50% of the respective participant’s vested account balance, or $50,000, reduced by the excess (if any) of the highest outstanding balance of the participant’s loans from the Plan during the one-year period ending the day before the new loan is made, over the outstanding balance of the participant’s loans from the Plan on the day the loan is made. The interest rate for participant loans as determined by the Plan administrator is the prime lending rate. Interest rates for loans to participants at December 31, 2009 ranged from 3.25% to 9.00%.

Repayments are made through payroll deductions and are reinvested in the individual funds according to the current investment allocations of the participant.

7.	Parties-In-Interest

Certain investments are managed by an affiliate of Charles Schwab Trust Company, which is a trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. These investments total $31,151,001 and $19,018,856 at December 31, 2009 and 2008, respectively.

Until November 2009, certain investments were managed by Westwood Trust Company, which was a trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. These investments total $0 and $499,987 at December 31, 2009 and 2008, respectively.

Additionally, the Plan holds investments in the Company’s common stock and loans receivable from participants, both of which constitute party-in-interest transactions.

8.	Tax Status

The Plan received a favorable determination letter from the Internal Revenue Service dated December 30, 2003. The Plan has been amended since receiving the determination letter; however, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

9.	Plan Termination

Although it has not expressed any intent to do so, the Company may terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, the rights of each participant to the amount in his or her account on the date of such termination shall be fully vested and nonforfeitable.

SWS Group

401(k) Profit Sharing Plan

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2009

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value
*	Schwab Value Advantage Fund	Money Market Funds	$10,272,445
*	Southwest Securities 401(k) Stock Fund	Employer Securities	3,236,769
*	SWS Group, Inc. common stock	Employer Securities	1,357,556
**	Self-directed brokerage accounts	Various investments including stocks, bonds, mutual funds and other investments	35,183,833
	Growth Fund of America	Mutual Funds	8,086,675
	Ranier Small/Mid Cap Equity	Mutual Funds	1,696,762
	American Beacon Small Cap Value Fund	Mutual Funds	1,423,889
	Delaware Emerging Market Instl.	Mutual Funds	2,462,553
	Janus Adviser Perkins Mid Cap Value	Mutual Funds	2,920,171
	Thornburg International Value I	Mutual Funds	6,304,932
	Van Kampen Comstock Fund ClA	Mutual Funds	3,568,003
	Buffalo Small Cap	Mutual Funds	3,026,483
	Pimco Total Return Class D Fund	Mutual Funds	8,342,340
*	Schwab Managed Retirement 2010	Collective Trusts	1,445,642
*	Schwab Managed Retirement 2020	Collective Trusts	2,413,898
*	Schwab Managed Retirement 2030	Collective Trusts	2,485,567
*	Schwab Managed Retirement 2040	Collective Trusts	1,314,373
*	Schwab Managed Retirement 2050	Collective Trusts	148,798
*	Schwab Managed Retirement Inc.	Collective Trusts	107,301
*	Schwab S&P 500-Index Investment	Mutual Funds	5,305,276
	Atlas Pipeline Partners LP	Limited partnership interests	6,867
	Duncan Energy Partners LP	Limited partnership interests	7,125
	Encore Energy Partners LP	Limited partnership interests	3,964
	Kinder Morgan Energy Partners LP	Limited partnership interests	42,686
	Energy Transfer Partners LP	Limited partnership interests	37,846
	Nustar Enercy LP	Limited partnership interests	11,273
	Suburban Propane Partners LP	Limited partnership interests	32,956
	Williams Partners LP	Limited partnership interests	6,134
	Dominion Resources Black Warrior Trust	Other assets	214
*	Loans to Participants	Interest Rates 3.25% to 9.0%, due through 2025	4,558,940

	Total assets held for investment purposes		$105,811,271

*	Designates a party-in-interest.
**	Includes Schwab accounts of $7,657,701 which are designated as party-in-interest.

Note: Column (d) - Cost information has been omitted as all investments are participant-directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE SWS GROUP 401(K) PROFIT SHARING PLAN

Date: June 24, 2010	By:	/s/ James R. Zimcosky
James R. Zimcosky
Senior Vice President, Human Resources
Plan Administrator